[redacted]

09056251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPRING STREET PARTNERS, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 MADISON AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY R. PURWIN 212-832-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM H. AHRENS
(Name – *if individual, state last, first, middle name*)

102 NEWFIELD ROAD (Address) WINCHESTER CENTER (City) CT (State) 06094 (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC 103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID J. LIPTAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPRING STREET PARTNERS, LP, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2010

[signature]
Signature

General Securities Principal
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPRING STREET PARTNERS, L.P.

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2008

SPRING STREET PARTNERS, L.P.
Index
December 31, 2008

William H. Ahrens
Certified Public Accountant

CPA in CT and NY

P.O. Box 37
Winchester Center, CT 06094

Independent Auditor's Report

To the Partners of
Spring Street Partners, L.P.

I have audited the accompanying statement of financial condition of SPRING STREET PARTNERS, L.P. (the "Partnership") as of December 31, 2008, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's General Partner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPRING STREET PARTNERS, L.P. as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented by the Partnership for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William H. Ahrens

William H. Ahrens, CPA
Winchester Center, CT
February 25, 2009

SPRING STREET PARTNERS, L.P.

Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 18,218
Receivable from clearing brokers	17,376,517
Securities owned, at fair value	2,154,766
Investments in affiliates	2,174,944
Interest and dividends receivable	27,720
Other Assets	8,593
Total assets	$ 21,760,758

LIABILITIES and PARTNERS' CAPITAL

Liabilities	
Accrued expenses payable	$ 48,596
Due to related party	65,970
Other securities short, at fair value	114,000
Total liabilities	228,566
Partners' capital	21,532,192
Total liabilities and partners' capital	$ 21,760,758

The accompanying notes are an integral part of these financial statements.

SPRING STREET PARTNERS, L.P.

Statement of Operations
For the year ended December 31, 2008

Revenues	
Net realized and unrealized gain (loss) on:	
Securities transactions	$ (1,223,291)
Foreign currencies	(20,161)
Conversion gains	931,783
Interest	395,681
Dividends	87,089
Investments in affiliated funds	12,375
Total revenues	183,476
Expenses	
Interest expense	26,573
Professional fees and other	235,491
Total expenses	262,064
Net loss	$ (78,588)

The accompanying notes are an integral part of these financial statements.

SPRING STREET PARTNERS, L.P.

Statement of Changes in Partners' Capital
For the year ended December 31, 2008

	General Partner	Limited Partners	Total
Partners' capital, January 1, 2008	$ –	$ 17,682,051	$ 17,682,051
Contributions	–	4,500,000	4,500,000
Withdrawals	–	(571,271)	(571,271)
Net loss	–	(78,588)	(78,588)
Partners' capital, December 31, 2008	$ –	$ 21,532,192	$ 21,532,192

The accompanying notes are an integral part of these financial statements.

SPRING STREET PARTNERS, L.P.

Statement of Cash Flows

For the year ended December 31, 2008

Cash flows from operating activities:		
Net (loss)		$ (78,588)
(Increase) decrease in operating assets:		
Receivable from clearing broker	$ 523,676,018	
Securities owned	9,063,762	
Investments in affiliated funds	515,584	
Interest and dividends receivable	852,630	
Other assets	72,257	534,180,251
(Decrease) increase in operating liabilities:		
Accrued expenses payable	48,596	
Due to related party	17,148	
Reverse conversion securities	(534,628,975)	
Other securities short	(204,600)	
Dividends payable	(3,469,512)	(538,237,343)
Net cash provided by operating activities		(4,135,680)
Cash flows from financing activities:		
Receipts on notes payable	5,000,000	
Payments on notes payable	(5,000,000)	
Capital additions	4,500,000	
Capital withdrawals	(571,271)	
Net cash (used) by financing activities		3,928,729
Net change in cash		(206,951)
Cash, beginning of year		225,169
Cash, end of year		$ 18,218
Supplemental disclosure of cash flow information		
Cash paid during the year for interest		$ 26,573

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION

Spring Street Partners, L.P. (the "Partnership"), an Illinois limited partnership, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Partnership specializes in hedged investment strategies, such as reverse conversion transactions, merger arbitrage, options, futures and warrant arbitrage, convertible bond arbitrage, and stock index arbitrage, although the Partnership will also participate in other investment strategies. Spring Street Partners, Inc. (the "General Partner"), an Illinois corporation, serves as the General Partner of the Partnership. The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

b. Securities Transactions

Purchases and sales of securities owned, pledged to clearing broker and securities sold, not yet purchased and the related revenues and expenses are recorded on a trade-date basis. Substantially, all securities transactions are executed, cleared through, and held in custody by one broker. This broker is a member of major securities exchanges. The Partnership is subject to credit risk to the extent that this broker may be unable to fulfill its obligations either to return the Partnership's securities or repay amounts owed to the Partnership for unsettled securities transactions or amounts maintained on deposit.

Net gain (loss) on reverse conversion transactions, which includes realized and unrealized gains and losses on the underlying securities and option components of such transactions, are determined on a trade date basis with the counterparty and recognized over the term of the transaction.

c. **Valuation**

Securities listed on a national securities exchange are valued at their last sales price. Securities that are not listed are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Options listed on a national securities exchange are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Financial instruments whose market quotations are not readily available are valued at fair value as determined by the General Partner, after consideration of factors considered relevant, including quotations provided by market makers.

Amounts held in foreign denominations are converted into US dollars based on current exchange rates.

Reverse conversion securities transactions are carried at fair value, which is estimated using market quotations for securities sold, but not yet purchased, intrinsic value, which approximates fair market value for the embedded unlisted options and fair market value for swaps.

d. **Interest and Dividends**

Interest income is recognized on the accrual basis. Dividend income and dividends on securities sold, but not yet purchased, are recognized on the ex-dividend date.

e. **Taxes**

No provision for federal, state and local income taxes has been made, as partners are individually responsible for taxes on their proportionate share of taxable income.

f. **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: FINANCIAL INSTRUMENTS

In the normal course of business, the Partnership trades various financial instruments and enters into various financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the related amounts recorded. These financial instruments include securities sold, but not yet purchased, and written option contracts.

The Partnership is subject to foreign currency fluctuation risk for its net foreign currency investment at any time. Its net investment in foreign currencies as of December 31, 2008, and related gains is as follows:

	Fair Value	Exchange Rate Gains/(Losses)
Australian Dollar	1,507,843	(20,161)
New Zealand Dollars	(318)	
Other	2,871	-
	1,510,396	(20,161)

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

Financial futures contracts are traded on national exchanges. They provide for the delayed delivery of securities or money-market instruments for which the counterparty agrees to make or take delivery at a specified future date for a specified future price or yield. These contracts contain off-balance-sheet market risk since the value of the contracts is directly influenced by changes in market prices of underlying instruments. Their fair value of futures contracts open at December 31, 2008 was a liability of $114,000.

Exchange traded options allow the holder of the option to buy or sell specified securities at the holder's option. As a writer of exchange listed options, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the option. Accordingly, these transactions result in off-balance-sheet risk as the Partnership may be committed to purchase or sell securities at a future date at prevailing market prices. There were no options open at December 31, 2008.

The Partnership engaged in reverse conversion transactions through May 2008, which is a form of arbitrage in which the sale of stock is hedged with the purchase of an unlisted call option and the sale of an unlisted put option, each generally with identical strike prices and expiration dates, which creates the equivalent of an offsetting securities position. The Partnership was subject to market risk to the extent of unfavorable changes in the dividends on the underlying securities sold, but not yet purchased. Additionally, certain cash flows related to these transactions were subject to a swap agreement versus certain fixed payments.

The Partnership attempts to minimize its exposure to market and credit risk through the use of various strategies and credit monitoring techniques. For reverse conversion transactions, market and credit risk is minimized by entering into such transactions only with securities with a history of consistent dividends and with the clearing broker as the sole counterparty.

NOTE 4: PARTNERSHIP TERMS

Under the terms of the limited partnership agreement, net profits and losses are allocated among the partners in proportion to their capital balances.

NOTE 5: NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Partnership is subject to the SEC's net capital rule. The Partnership computes its net capital under the aggregate indebtedness method, which requires the maintenance of minimum net capital equal to $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2008, the Partnership had net capital of $18,721.732 which exceeded its minimum net capital requirement of $100,000 by $18,621,732 and its ratio of aggregate indebtedness to net capital was 0.61to 1.

NOTE 6: RESERVE AND POSSESSION OR CONTROL REQUIREMENTS

The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3 under SEC Rule 15c3-3(k)(2)(ii).

NOTE 7: INVESTMENTS IN AFFILIATED FUNDS

Investments in affiliated funds at December 31, 2008 represent a 100% in West Broadway Interactive Capital, LLC and GSC Financial, LLC. Both funds are also managed by the Partnership's General Partner.

As of December 31, 2008, West Broadway Interactive, LLC consisted of the following:

Investments	$ 1,105,000
Cash	3,310
Net Assets representing Partnership's interest	$ 1,108,310

As of December 31, 2008, GSC Financial, LLC consisted of $1,066,634 of cash and amounts due from brokers.

NOTE 8; FIN48 DEFERRAL

The Financial Accounting Standards Board issued FIN 48 on June of 2006 with an effective date for fiscal years beginning after December 15, 2007 for nonpublic enterprises which was subsequently deferred, based on an election as provided in a subsequent pronouncement, of the Partnership, to December 15, 2008. The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The Partnership does not expect the application of this standard have a material effect on its financial statements.

NOTE 10: NOTES PAYABLE

During the year the Partnership borrowed $5,000,000 from an unrelated party which was repaid during the year including $26,301 of interest calculated based on a 10% annual interest rate over the days the loan was outstanding.

NOTE 11: CONCENTRATIONS

The Partnership maintains cash balances with a major national bank, which at times, may exceed FDIC limits. The Partnership has not experienced any losses in these accounts.

NOTE 12: SUBSEQUENT EVENT

For the month ending January 31, 2009, withdrawals of $8,015 were made.

NOTE 12: INVESTMENTS

The company has adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair value Measurements (FAS157). The adoption of FAS 157 by the Company had no impact on its opening partners' capital balances as of January 1, 2008. Under FAS157, various inputs are used in determining the value of the Company's investments. These inputs are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities.
- Level 2 –other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobserveable inputs (including the Company's own assumptions in determining the fair value of investments)

Investments are carried at estimated fair value as determined by the Manager. Fair value is generally defined as the amount that the Company could reasonably expect to receive for an investment in an orderly disposition on a current sale. Primarily all of the company's investments are evaluated using Level 1 inputs. Securities listed on a national securities exchange or quoted on NASDAQ are valued at their last sales price as of the last business day of the year (Level 1). Listed securities and over-the-counter securities with no reported sales on such date are valued at their last closing bid price (Level 1). Other significant factors considered in the estimation of fair value include the inherent illiquidity of and lack of marketability associated with the Company's investments in private companies or unregistered securities, the investee company's enterprise value established in the last round of venture financing, changes in market conditions since the last round of venture financing or since the last reporting period, the value of a minority interest in the investee company, contractual restrictions on resale and other terms typical of venture financing instruments, the investee company's financial position and ability to obtain any necessary additional financing, the investee company's performance as compared to its business plan, and the investee company's progress towards initial public offering. The values determined for the Company's investments in these Level 3 securities are based upon available information at the time the good faith valuations are made and do not necessarily represent the amount which might ultimately be realized which could be higher or lower than the reported fair value. Because of the inherent uncertainty in the valuation, the values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Following is a reconciliation of Level 3 assets, represented by investments in securities for which significant unobservable inputs were used to determine fair value.

	Securities owned, at fair value	As part of investments in affiliated funds
Balance as of 12/31/07	$ 15,000	$ 1,105,000
Realized gain (loss)	-	-
Change in unrealized appreciation	-	-
Net purchases (sales)	-	-
Transfers in and/or out of Level 3	-	-
Balance as of 12/31/08	$ 15,000	$ 1,105,000

NOTE 10: FINANCIAL GUARANTEES UNDER FASB INTERPRETATION No. 45

In the ordinary course of its business, the Partnership may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Partnership. The Partnership's maximum exposure under these agreements is unknown. However, based on its history and experience, the Partnership believes that the likelihood of such an event is remote.

SPRING STREET PARTNERS, L.P.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Net capital	
Total partners' capital	$ 21,532,192
Less: Commodities charges	(80,000)
Other deductions	(15,000)
Non allowable assets	(2,233,925)
Net capital before haircuts on securities positions	19,203,267
Less: Haircuts on securities positions	
Debt securities	(72,579)
Equity securities	(103,227)
Undue concentration	(4,052)
Foreign denominations	(301,677)
Net capital	18,721,732
Less, Minimum net capital requirement	(100,000)
Excess net capital	$ 18,621,732
Aggregate indebtedness	
Accounts payable	$ 114,566
Ratio of aggregate indebtedness to net capital	0.61

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no reconciling items from the Focus Part II filed for the quarter ended December 31, 2008.

William H. Ahrens
Certified Public Accountant

CPA in CT and NY

P.O. Box 37
Winchester Center, CT 06094

Independent Auditor's Report

To the Partners of
Spring Street Partners, L.P.

In planning and performing my audit of the financial statements of SPRING STREET PARTNERS, L.P. (the "Partnership") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Partnership's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, I do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William H. Ahrens

William H. Ahrens, CPA
Winchester Center, CT
February 25, 2009